United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

PUBLICLY-HELD COMPANY

CNPJ 33.592.510/0001-54

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Vale S.A. ("Vale") are hereby invited to attend the Extraordinary General Meeting ("Meeting"), to be held on December 21, 2022, at 11:00 a.m., to be accessed exclusively online via Zoom, to resolve on the amendment and consolidation of Vale’s Bylaws by implementing the following amendments and improvements in corporate governance, pursuant to Annex I of the Management’s Proposal:

1.	Amendments of wording

1.1	Inclusion of the word “Brazilian” (Art. 1, main section);
1.2	Provision added for aerial survey (Art. 2, I), to meet the legal requirement;
1.3	Identification of the country where the Company’s headquarters are located (Art. 3);
1.4	Adjustment to reflect the cancellation of 220,150,800 common shares, approved by the Company’s Board of Directors (“BD”) on 07/28/2022 (Art. 5, main section);
1.5	Titles changed from “Chief Executive Officer” to “President”, “Executive Officer(s)” to “Executive Vice President(s)” and “Executive Board” to “Executive Committee”, where applicable (Art. 10, main section, §§1 to 4, Art. 14, I, II, III, IV, VII, VIII, X, XIV, XV, XVI, XX, XXV, XXVI; Art. 23, main section, §§1 to 3; Art. 24, main section, §§ 1 to 4; Art. 25; Art. 26, main section and Sole Paragraph; Art. 27; Art. 28, main section, §§ 1 and 2; Art. 29, main section, I, VII, XVI, XXI; Art. 30, main section, I, II, IV, V,VI, VIII; Art. 31, main section and II; Art. 32, main section, §§2, 3 and 4; Art. 42, Art. 43; and title of Chapter IV, Section III);
1.6	Amendment of cross-references (Art. 10, §5) and wording (Art. 10, §6; Art. 27; and title of Section II of Chapter IV); and renumbering (Art. 13, main section);
1.7	Standardization of the name of the General Meeting (in Portuguese) (Art. 11, §10, IV; Art. 14, XV, XVI and XXIX);
1.8	The term “financial integrity” replaced by “integrity” (Art. 14, XX);
1.9	Wording amended to update and replace the terms “environment” with “sustainability”, and “labor safety” with “safety” (Art. 14, XXV and Art. 29, XV);
1.10	Amendment to standardize the nomenclature for the external audit (Art. 21, I);
1.11	Wording amended and adapted to the new names of the Company’s departmental executive bodies (Art. 29, I); and

1.12	Inclusion of the values of “social progress” and “respect” for the environment to ensure compliance of the general direction of Company business (Art. 29, III), in line with Art. 14, VII; and,
1.13	Capitalizing of the term "Bylaws" and linking the deadline for the Fiscal Council’s response to the financial statements to the corporate events calendar (Art. 36, main section and Sole Paragraph).

2.	Changes in Board of Directors and Executive Board meetings

2.1	Exclusion of the possibility of the BD appointing a substitute for a Board member in the event of temporary absence (Art. 11, §9);
2.2	Wording amended and inclusion of (i) provision for electronic deliberation as one of the means for holding Board of Directors and Executive Board meetings; and, (ii) provision that such board meetings may be held in a mixed form (Art. 12, §1 and Art. 26, main section).
2.3	Possibility established for a Board member who is unable to participate in the meeting by the means provided for in the Bylaws to be considered present if he or she submits a written vote (Art. 12, §2); and
2.4	Exclusion of the CEO’s prerogative to decide individually on matters of collective authority and, consequently, of his duty to inform the BD about the exercise of such prerogative (Art. 28, §1, (iii) and §3).

3.	Changes in the authorities of the BD and the Executive Board

3.1	Creation of the authority for approval of the Company's corporate and administrative policies, by the Board of Directors and the Executive Board respectively, in accordance with the practice already adopted (Article 14, V and Article 29, II). 29, II), as well as the exclusion of references to the approval of specific policies and the replacement of the terms “policy” with “guidelines” or “general guidelines” or “general principles” (Art. 14, IV, XIII, XIX, XXIII, XXV and Art. 29, XV, and exclusion of subitem XXIV of Art. 14), with the consequent renumbering of the following subitems, as per applicable;
3.2	Text simplified (Art. 14, VII, IX and XXIII);
3.3	Consolidation of provisions on entering into commitments, contracts and waiver of rights into a single provision (Art. 14, X and Art. 29 XVI with the consequent exclusion of the current clauses XXVIII and XXX of Art. 14 and Art. 29, XVII and XIX);
3.4	Exclusion of the mention of share purchases (Art. 14, XI and Art. 29, VIII), which is now provided in the following item, according to item 3.5 below;
3.5	Text simplified and wording amended to provide for the purchase and sale of shares and allow for the delegation of authority from the BD to the Executive Board as regards corporate transactions, as well as the creation of the Executive Board’s corresponding authority to approve such transactions (Art. 14, XII and Art. 29, new IX, with the renumbering of the other clauses of Art. 29);
3.6	Amendment to Article 14, XIII, to provide for the Board of Directors’ authority to periodically assess risk exposure and the effectiveness of the Company’s risk management systems, internal controls, and integrity and compliance system, in line with best governance practices;

3.7	Inclusion of the authority, already exercised by the Board of Directors, to evaluate the Company’s external auditors (Art. 14, XVII) and the heads of the corporate governance office and the Audit and Compliance Office, as well as amendments to the wording to reflect the new name of the office, and to capitalize the word office (Art. 14, XVIII);
3.8	Inclusion of the authorities, already exercised by the BD and the Executive Board to, respectively, define the guidelines and prepare the Integrated Report (Art. 14, XXII; and Art. 29, XIV), with the consequent renumbering of the following clauses, as per applicable;
3.9	Amendments to the wording on the matters of acquisition and disposal of assets and, in the same section, consolidation of matters regarding the provision and contracting of guarantees in general (Art. 14, XXVI; and Art. 29, XV);
3.10	Transfer of the BD’s residual authority to the Executive Board (deletion of Art. 14, XXIX and creation of Art. 29, XXIII);
3.11	Alignment of the authorities of the BD and the Executive Board to approve the contracting of loans and financing, in compliance with the consolidated debt limitations (Art. 14, XXVII and Art. 29, X);
3.12	Simplified wording and consolidation regarding the approval of the general principles to avoid conflict of interests and execution of transactions with related companies, and the actual execution of such transactions (Art. 14, new XXVIII, with the consequent exclusion of item XXIV of Art. 14 and §3 of Art. 14), as well as the Executive Board being given the authority to approve transactions with related companies, subject to parameters set by the BD (Art. 29, new XX);
3.13	Inclusion of BD’s authority to approve subscription bonuses, within the authorized capital (Art. 14, new XXXI);
3.14	Inclusion of BD’s authority to approve the internal regulations of the board and its Advisory Committees (Art. 14, new XXXIII), according to the practice already adopted;
3.15	Inclusion of BD’s authority to annually evaluate and disclose the independence of its members (Art. 14, new XXXIV), according to the practice already adopted;
3.16	New item added, wording amended and consolidation in the same provision about the Executive Board’s delegation of authority to appoint persons to entities in which Vale has a stake (transformation of §1 into a new item XXXVI of Article 14, with the exclusion of the former §2 of the same article), and wording amended in relation to the delegations of authority by the BD to the Executive Board (Article 29, new item XXII);
3.17	Consolidate the clauses that address the Executive Board’s authority to establish the individual limits of authority for the members of the Executive Board and throughout the Company’s hierarchy, excluding the obligation to inform the BD about the individual limits of authority (Art. 29, XIX, with the exclusion of former clause XX); and
3.18	Amendment to the wording on voting guidelines to establish that they must obey the criteria and limits established in the policies and standards, as well as providing for possible delegation (transformation of §1 of Art. 29 into a new item XXI).

4.	Provisions about the Advisory Committees to the BD

4.1	Reduction from 7 to 5 permanent Advisory Committees, renamed to optimize their scope (Art. 15, main section), with the consequent adaptation of the new names of the Nomination Committee (Art. 11, §10, I) and Audit Committee (Art. 14, XVII, Art. 18, §1º, Art. 19, main section, title of subsection IV of Chapter IV, Art. 20, main section and V, new §§1 and 2, Art. 21 main section, Art. 22, and Art. 31, IV) in the Bylaws;
4.2	Amendment to make it clear that the foreseen creation is for non-permanent committees of the BD (Art. 15, §1);
4.3	Exclusion of the criterion of proven experience to be a Committee member (Art. 17);
4.4	New wording of the main section of Art. 18 to establish that the members of Committees must be members of the BD (exclusion of Art. 15, §3° and Art. 18, §1°);
4.5	Amendment to the wording and inclusion of removal from office or resignation as hypotheses for terminating committee members’ term of office (Art. 18, new sole paragraph);
4.6	Wording amendment (Art. 19, main section);
4.7	Amendment of the requirements to be a member of the Audit Committee, which will be composed exclusively by independent members of the BD (Art. 20, II, with the exclusion of items I, III and §1° and renumbering of the other items), as well as wording amendment to clarify the prohibitory conditions to being a member of the Audit Committee (Art. 20, V); and
4.8	Inclusion of a provision to clarify that the scope of the Audit Committee is limited to the policies of its area of engagement and standardization of the name of the policy on transactions with related companies (Art. 21, VI).

5.        Consolidation of the Bylaws to reflect the changes approved in the Meeting.

All documentation pertinent to the matters to be resolved at the Meeting, including instructions for shareholders’ remote accreditation and participation, is available at the Vale head office, on its website (http://www.vale.com) and on the pages of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

As detailed in the Manual for Participation in the Meeting (“Manual”), shareholders may participate in the Meeting in person or through a duly appointed proxy, pursuant to the terms of Paragraph 1 of Article 126 of Law 6404/1976 (“Corporation Law”) and Circular/Annual Letter 2022 - CVM/SEP. In order to participate in the Meeting, shareholders must submit to the Company all documents required in the Manual, disclosed on this date, and observe the deadlines and rules established therein, in particular the following:

•	Individuals: valid identity document with a photo of the shareholder or proxy, in addition to proof of ownership of the shares and documents supporting the representation that meet the provisions of Article 126 of the Corporation Law.

•	Legal entity: valid identity document with a photo of the legal representative, in addition to proof of ownership of the shares and documents supporting the representation, including a copy of the acts of incorporation and minutes of election of the officers of the legal entity, or other corporate documents that prove the validity of the representation, in accordance with the Corporation Law or the Civil Code, as applicable.
•	Investment Funds: valid identity document with a photo of the legal representative, in addition to proof of ownership of the shares and documents supporting the representation, including a copy of the fund’s bylaws in force, the constitutive acts of its administrator or manager, as the case may be, and a copy of the minutes of the election of the fund’s managers.

The Company advises shareholders to read the Manual carefully in order to check the documents required for their participation in the Meeting.

Shareholders may exercise their voting rights by means of: (i) remote voting ballot, with the voting instruction being sent prior to the Meeting; or, (ii) remote participation via Zoom at the time of the Meeting.

For voting by remote voting ballot, the shareholder must manifest his/her voting instruction with respect to the matters on the Agenda by submitting the duly completed and signed remote voting ballot by December 14, 2022 (inclusive): 1) to the registrar of Company-issued shares; 2) to its custodian agents that provide this service, in the case of shareholders holding shares deposited in a central depository (shares under custody at B3); or, 3) directly to the Company; in all cases, always observing the rules provided for in CVM Resolution 81/2022 and in the Manual.

Participation via Zoom will be restricted to shareholders, their representatives or proxies, as the case may be, who have registered pursuant to the terms detailed in the Manual, and who log on to the system by the time the Meeting opens. Accreditation must be completed by 11am on December 19, 2022, using the form available at www.vale.com/investidores, which must be accompanied by the documents required for participation, as provided in the Manual. Once the documentation has been checked and accreditation granted, the Company will send by e-mail, preferably one (1) day before the date of the Meeting, instructions for access to the electronic system to the shareholders who have registered.

November 7, 2022, Rio de Janeiro.

José Luciano Duarte Penido

President of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 7, 2022		Head of Investor Relations